Sub-item 77M

Western Asset High Income Opportunity Fund Inc. Announces
Completion of Merger and Share Conversion Price

NEW YORK, June 24, 2013 / Business Wire / -- Western Asset High Income Opportunity Fund Inc. (NYSE: HIO) announced today the completion of the merger with Western Asset High Income Fund Inc. (previously NYSE: HIF). Effective immediately, HIF shareholders became HIO shareholders.

Each HIF share converted into an equivalent dollar amount (to the nearest $0.001) of full shares of HIO. The price was based on each Fund's net asset value (NAV) per share calculated at the close of business on Friday, June 21, 2013.

NAV, as of 6/21/13 close of business:
HIO $6.33
HIF $9.54

The conversion ratio was calculated at 1.507240 common shares of HIO for each HIF common share. HIO did not issue any fractional shares to HIF shareholders. In lieu thereof, HIO purchased all fractional shares at the current NAV and remitted the cash proceeds to former HIF shareholders in proportion to their fractional shares.

HIO's post-merger net assets totaled $529,450,821 and its NAV per common share was $6.33 based on approximately 83,688,632 shares outstanding, as of the close of business on June 21, 2013.

Western Asset High Income Opportunity Fund Inc. Inc. (HIO) is a closed-end, diversified management investment company. Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., serves as the Fund's investment manager and Western Asset Management Company, an affiliate of the investment manager, serves as the Fund's sub-adviser.Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund's web site at www.lmcef.com.

All data and commentary provided within this press release is for informational purposes only. Legg Mason, Inc. and its affiliates do not engage in the sale of shares of the Fund. The Fund's shares are traded on the New York Stock Exchange.

Media Contact: Maria Rosati, (212)-805-6036, mrosati@leggmason.com